Mail Stop 3561

	February 16, 2006

Mr. John Michael Coombs, CEO
Valley High Mining Company
3098 South Highland Drive, Suite 323
Salt Lake City, Utah 84106-6001

Re:	Valley High Mining Company
		Registration Statement on Form 10-SB
		Amendment No. 4 filed January 25, 2006
		File No. 000-51232

Dear Mr. Coombs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Operation, page 31

1. Please revise the last paragraph on page 31 to indicate that the carrying out of the planned exploration program is a separate number, rather than including it as part of the plan to find venture joint venture or other partners. The exploration plan is a separate step or phase in your plan of operations. Please revise the disclosure throughout this section accordingly.



Phase One, page 32

2. Please remove the statement "after we received a December 21,
2005
comment letter from the Commission requiring a more detailed and `phased` Plan of Operation."

3. Please name the individual that was a former principal of Centurion Mines Corp. that provided the information at the bottom of page 33 and top of page 34. Also, please file his consent to the information in this section and to being named in the registration statement.

4. Please remove the statement on page 34 that "we also learned that the geology on the Bullion Beck Property to the east of us would appear to trend into the North Beck Claims and therefore, what geologic formations are known on the Bullion Beck Property would appear, according to this individual, to continue into our mineral claims" and that "exploring in an area closer to the main road or highway leading to and from Eureka might afford a better opportunity for exploration."

Our Planned or Proposed "Phased" Exploration Program That We Seek to
Implement, page 41

5. Pleas remove the statement on page 41 that "[f]rom a geological perspective, we believe that the North Beck Claims may have potential to host large and rich silver and lead deposits in the subsurface."

6. Please disclose the time frame for commencing and completing the proposed exploration plan on page 41. Clarify your anticipated source(s) of funding if you are not able to obtain joint ventures or partners. We may have further comment.

7. Explain the statement collect soil samples "from the base of B-horizon from survey grids."

8. Discuss in greater detail the phased exploration plan and how the results of prior phases will determine whether to proceed with further phases. Clarify who will make this determination and how it will be determined.

9. Please clarify, if true, that the references in this section to mining shafts and claims from third party sources refer to the mineral claims owned by Valley High. If these are not part of your mineral claims then the information should be removed.



Item 7.  Certain Relationships and Related Transactions, page 53

10. We note your response to our previous comment 7 from our letter
dated December 21, 2005.  Please disclose the value of the
5,000,000
restricted shares that were received by North Beck Joint Venture.
See Item 404(a) of Regulation S-B.

11. We note your disclosure regarding the 36.29% of the company`s outstanding shares of common stock that were acquired by Mr. Coombs.
Please reconcile this disclosure with the beneficial ownership table on page 49 that discloses Mr. Coombs to beneficially own 94.7% of the company`s outstanding common stock.

* * * * *

	As appropriate, please amend your filing and respond to theses comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian Bhandari at (202) 551-3390 or Hugh
West
at (202) 551-3872 if you have questions regarding the financial statements and related matters. Please contact Thomas Kluck at
(202)
551-3233, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

		Sincerely,



		John Reynolds
		Assistant Director


 cc: 	John Michael Coombs
	Fax (801) 467-3256
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John Michael Coombs
Valley High Mining Company
February 16, 2006
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